UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Proxy Materials for U.S. and Canadian Shareholders for 2017 Annual and Special General Meeting of Shareholders

Reference is made to the Form 6-K that Gazit-Globe Ltd. (the “Company”) furnished to the Securities and Exchange Commission (the “SEC”) on September 5, 2017 (the “Prior Report”), in which the Company notified its U.S. and Canadian shareholders of its upcoming 2017 Annual and Special General Meeting of Shareholders (the “Shareholder Meeting”). The Shareholder Meeting will take place on October 17, 2017 at 3 p.m. (Israel time) at the offices of the Company at 10 Nissim Aloni St, Tel Aviv, Israel. Further to the contents of the Prior Report, the Company hereby reports that it will be distributing, in the near future, special proxy materials related to the Shareholder Meeting to those shareholders that hold common shares of the Company through members of the New York Stock Exchange or Toronto Stock Exchange.

At the Shareholder Meeting, the Company will present to its shareholders the following proposals:

1.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorizing the Company’s board of directors (the “Board”) to set the fees to be paid to such auditor;

2.	Re-election of all members of the Board (other than the external directors) as directors, until the annual general meeting of shareholders in 2018;

3.	Approval of an update to, and the renewal of, the Company's agreement with Norstar Holdings Inc., the Company’s controlling shareholder (regarding provision of services and non-compete undertaking);

4.	Adoption of amendments to the Company’s Articles of Association (the “Articles”) that amend the conditions pursuant to which the Company may indemnify its office holders from liability, including amendments that are based on corresponding updates to Israeli law that have come into effect since the date of the latest amendment to the existing Articles;

5.	Approval of an amendment to the Company’s indemnification undertaking to its directors and officers (excluding to directors and officers who are controlling shareholders, and their family members);

6.	Approval of renewed indemnification undertakings for the Company's Chairman of the Board, Mr. Chaim Katzman, and Vice Chairman of the Board and CEO, Mr. Dor J. Segal;

7.	Approval of the payment of director’s fees to Mr. Douglas Sesler for his service as a director of Gazit Horizons, Inc., a wholly-owned subsidiary of the Company;

8.	Approval of the compensation terms of Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder (including the Company’s provision to Mr. Gordon of an indemnification undertaking); and

9.	Discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2016 (this item will not be voted upon by the Company’s shareholders).

The proxy materials for the Shareholder Meeting, consisting of a notice and proxy statement, and a proxy card, are furnished as Exhibits 99.1 and 99.2 hereto, respectively.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: September 20, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement distributed to U.S. and Canadian shareholders with respect to the 2017 Annual and Special General Meeting of Shareholders of Gazit-Globe Ltd.
99.2	Proxy Card distributed to U.S. and Canadian shareholders with respect to the 2017 Annual and Special General Meeting of Shareholders of Gazit-Globe Ltd.

4